Exhibit 3.9
AMENDMENT
The Bylaws of TARV, Inc. are hereby amended as follows, effective as of June 7, 2004:
Article III, Section 2 shall be amended by changing Section 2 thereof so that, as amended, said section shall be read as follows:
“Section 2: Number and Qualification of Directors . The authorized number of directors shall be seven (7) until changed by amendment of the Bylaws duly adopted by the shareholders amending this Section 2.”